Exhibit 99
                       CAUTIONARY STATEMENTS

    We wish to inform investors of the following factors that in some cases have affected, and in the future could affect, our results of operations and that could cause future performance and results to differ materially from those expressed in any forward looking statements we make or that are made on our behalf. You can find many of these statements by looking for words such as may, estimate, project, believe, anticipate, intend, expect, plan and similar expressions, although some forward-looking statements are expressed differently. Disclosure of these factors is intended to permit us to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Many of these factors have been discussed in our prior SEC filings. Although we have attempted to identify all material factors, you should be aware that other factors in the future may affect our performance and results.

    We expect to continue to have losses and we may never achieve profitability.

    We started operations in 1986. Although we had a profit in the fourth quarter of our 1996 fiscal year and the first quarter of our 1997 fiscal year, we have never had an annual profit. In order to develop our business we already have spent significant amounts to defend our patents, research and develop the technology we use in our products, develop new products, and market those products. We believe that to be profitable ultimately, we must continue to make significant investment in these areas. However, we do not expect to generate revenues from product sales or licensing that exceed our expenses in the near term, which would result in continued losses during this period.

    In order for us to achieve and sustain profitability, we must generate significant and consistent revenues from operations through increased sales of our products and/or licensing revenues. We cannot assure you that we will be able to do this, so we may never achieve, or be able to sustain, profitability.

    We may not be able to obtain the funding we need to operate our business.

    Our ability to continue operations depends on having adequate funds to cover our expenses. Our current operating plan provides for significant expenditures for research and development of new products, development of new markets for our products, and marketing programs for our products. At September 30, 1999, we had $9.8 million in cash and cash equivalents and a working capital surplus of $19.1 million. On November 22, 1999, we agreed to a written proposal from the Wells Fargo Business Credit, Inc. (Wells) under which Wells would provide a $5 million credit facility. However, you should be aware that this facility has not yet been finally approved by Wells and may not be approved. Based on our current operating plan, we believe that our existing capital resources, including the Wells credit facility, revenues from sales and royalty income from licensees, will allow us to maintain our current and planned operations.

    However, we caution you that our cash requirements may vary and are difficult to predict. There are many uncertainties involved in technological research. We also target markets in developing countries for product sales, and the nature of these markets makes it difficult to predict costs and revenues. Events that we cannot anticipate, such as litigation, may also increase our capital needs. We also may change our operating plan in ways that would increase our costs. Thus, our actual cash requirements may be greater than we currently anticipate. Also, it is difficult to predict the amount of sales revenue we will generate or the amount of royalty income we will receive from our licensees. As noted above, we may not be able to borrow under the Wells credit facility.

    Accordingly, we may not have adequate funds to cover our expenses. If this is the case, we would need to find other financing sources to provide the necessary funds, such as public or private sales of our equity or debt securities. We cannot assure you that if we needed additional funds we would be able to obtain them or obtain them on terms we find acceptable. If we could not obtain the necessary financing we would be forced to cut back operations, which might include the scaling back or elimination of research and development programs.

    Unfavorable economic events in our target markets could lead to lower sales of our products.

    Sales of our products depend on the growth of the fixed wireless telecommunications industry in general and increased demand for fixed wireless products worldwide, particularly in developing countries. Based on observed trends, we believe that the market for fixed wireless terminals, such as our PHONECELL products, will experience substantial growth over the next five years. We believe that nearer term prospects should enable our sales to grow, but at more modest rates. We anticipate that significant opportunities for product sales will develop in the near future in Africa, Brazil, the Dominican Republic, Mexico, Malaysia, Turkey and Venezuela. However, we cannot assure you that we will have significant sales in any of these markets or that any sales will made in the near term. Each of these markets will develop at a different pace, and some or all of them may not develop to the point that will enable us to achieve significant revenues.

    In addition, unfavorable general economic conditions in any market will have a negative affect on sales in that market. Because economic conditions in one region often affect conditions globally, unfavorable general economic conditions in one market or region might result in damage to industry growth and demand in other markets as well. For instance, the recent economic turmoil experienced by Russia and many Asian nations has and will continue to negatively affect our growth prospects in the near term. If the unfavorable economic conditions in these regions continue, or if conditions in other countries decline, our product sales and financial condition could be seriously harmed.

    Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

    We believe that our success depends, in part, on our ability to obtain and enforce intellectual property protection for our technology. We believe that the U.S. patent for our intelligent interface technology is valid. However, it is possible that this patent, any of our other existing patents, or any patents that we may obtain in the future, will be challenged, invalidated or circumvented. If we lose or cannot enforce patent protection in the U.S. for our technology and products, our competitive position will be significantly harmed because it would be much easier for competitors to sell products similar to ours.

    It also is possible that a competitor may independently develop and/or patent technologies that are substantially equivalent to or superior to our technology. If this happens, our patents will not provide protection and our competitive position will be significantly harmed.

    We believe that our intelligent interface technology can be adapted for use with new wireless services, such as telemetry. However, we cannot be sure that any new services will fall within the boundaries of the patent we hold. If we expand our product line or develop new uses for our products, these uses may be outside the protection provided by our current patents and other intellectual property rights. In addition, if we develop new products or enhancements to existing products we cannot assure you that we will be able to obtain patents to protect them. Even if we do get patents for new products, these patents may not provide meaningful protection.

    In some countries outside of the U.S., such as Brazil and many African nations, patent protection is not available. Moreover, some countries that do allow registration of patents do not provide meaningful redress for violations of patents. As a result, protecting intellectual property in these countries is difficult. In addition, neither we nor any of our competitors in the past obtained patent protection for our core intelligent interface technology in many countries, including the principal countries of Western Europe, and we and our competitors are now legally barred from obtaining patents in these countries.

    In countries where we do not have patent protection or where patents provide little, if any, protection, we have to rely on other factors to differentiate our products from our competitors' products. These factors include:

    o  the features and functions of our products;

    o  our reputation and experience in the industry;

    o  the quality of our products; and

    o the desirability of products that meet the same specifications as those in the U.S. and in other countries where we do have patent protection.

    Although we believe our products are superior to those of competitors, it is easier for competitors to sell products similar to ours in countries where we do not have meaningful patent protection. This could result in a loss of potential sales.

    The intense competition in the fixed wireless industry could prevent us from achieving or sustaining profitability.

    The market for fixed wireless products is extremely competitive, and we may not be able to successfully compete with other companies already in the market and new companies that enter the market. The major national and international companies in this market are:

    o  Motorola;

    o  Ericsson;

    o  Nokia;

    o  LGIC;

    o  Samsung;

    o  Qualcomm; and

    o  Siemens.

    Many of these competitors have greater resources than us in many areas critical to succeeding in the industry, including:

    o  financial resources;

    o  manufacturing capabilities;

    o  name recognition;

    o  research and development capabilities;

    o  technical expertise;

    o  sales and marketing staffs; and

    o  distribution channels.

    Because of these advantages our competitors may succeed in developing products that are more effective, desirable and/or cheaper than ours or that render our products and technology obsolete. They also may have better and more efficient marketing and distribution structures than we do.

    In addition, we have granted non-exclusive, royalty bearing licenses to Motorola, Ericsson and Nokia, which permits these companies to produce and sell products using our technology that compete with ours. Because these companies have greater resources than us, they may be able to sell similar products more effectively and cheaper than we can.

    Our success depends on the growth and availability of wireless telecommunications services in the markets we target.

    Currently, some of our largest potential markets are developing countries where the demand for basic telephone service has started to grow significantly only in recent years, such as Mexico, Turkey and the Dominican Republic. In these countries, the relatively low cost of developing and constructing wireless communications infrastructure as compared to traditional wireline infrastructure may make wireless an attractive alternative to wireline. Our success depends to a large extent on the continued growth and increased availability of cellular and other wireless telecommunications services in these countries and the availability of such services at competitive prices.

    However, these countries may decline to construct additional wireless systems, or construction of planned wireless systems may be delayed, for a variety of reasons, including government regulation, general economic factors, the availability of funding and other competitive factors. These factors may also limit or delay purchases of equipment used to provide telephone services, such as our products. If system construction and equipment purchases in these countries are not made or are delayed, the demand for our products in these countries will be limited or delayed. Similarly, if the cost of using wireless telecommunications services in these countries is not cost effective, the demand for our products may be limited.

    While wireless telecommunication systems in the U.S. are more developed than in many other markets that we target, continued expansion of wireless infrastructure and demand for fixed wireless products in the U.S. is also important for the growth of our business. As is the case with conditions in other target markets, there is no guarantee that wireless telecommunications systems will continue to develop.

    Delaware law and our charter documents may inhibit a potential takeover bid that would be beneficial to common stockholders.

    Delaware law and our certificate of incorporation may inhibit potential acquisition bids for Telular Common Stock at a price greater than the market price of the common stock. We are subject to the antitakeover provisions of the Delaware General Corporation Law, which could delay, deter or prevent a change of control of Telular or make this type of transaction more difficult. In addition, our board of directors does not need the approval of common stockholders to issue shares of preferred stock having rights that could significantly weaken the voting power of the common stockholders and, as a result, make a change of control more difficult.

    An agreement among our principal stockholders and Motorola may inhibit a potential takeover bid that would be beneficial to common stockholders.

    We and our principal stockholders, including Motorola, have entered into an agreement under which we and these stockholders are required to notify Motorola before:

    o we or the other stockholders solicit any purchase offers for all or substantially all of our assets or a majority of the outstanding common stock; or

    o we or the other stockholders accept any unsolicited offer for all or substantially all of our assets or a majority of the outstanding common stock.

    After Motorola has been notified, it has the right to submit a bid for the proposed sale and we and the other stockholders cannot make any sale at a valuation lower than Motorola's bid, if any. Motorola's contractual right may inhibit other companies from making takeover bids at a price that would benefit the common stockholders.

    If our common stock is delisted from the Nasdaq National Market the liquidity and price of the common stock could be seriously harmed.

    Our common stock currently is listed for trading on the Nasdaq National Market. In order to remain listed, we must comply with maintenance requirements established by Nasdaq, including:

    o  minimum bid price of $1 per share;

    o  750,000 shares publicly held;

    o  market value of publicly held shares of at least $5 million;

    o  net tangible assets of at least $4 million; and

    o  at least 400 stockholders of round lots.

    In late 1998, our common stock price fell below $1 per share. On January 27, 1999, we completed a one-for-four reverse stock split to bring the price of common stock back into compliance. We believe that we currently comply with all requirements for continued listing, but we cannot assure you that we will satisfy these requirements in the future.

    If our common stock is delisted from the Nasdaq National Market, it likely would continue to be traded in the over-the-counter market in the so-called "pink sheets" or through the NASD's Electronic Bulletin Board. It often is difficult to obtain accurate quotations of the market value of stock traded in the over-the-counter market, and these stocks are often less attractive to many investors, including institutional investors, and lenders. Thus, delisting likely would make it more difficult for common stockholders to sell their stock or use it as collateral, which could cause the price of the common stock to significantly decrease.

    If the common stock is not traded on the Nasdaq National Market and the market price of the common stock is less than $5.00 per share, the common stock likely would be classified as a penny stock. This means that the common stock would be subject to Rule 15g-9 under the Exchange Act, which imposes additional sales practice requirements on broker-dealers that recommend the purchase or sale of penny stocks to people other than people who qualify as accredited investors or established customers. Rule 15g-9 requires the broker-dealer to make a determination that investments in penny stocks are suitable for the customer and to make certain special disclosures to the customer concerning the risks of penny stocks. Application of the penny stock rules to our common stock could make it more difficult to sell or use for collateral, which could cause the price of the common stock to significantly decrease.

    Our operating results may fluctuate greatly from quarter to quarter, which may cause the price of our common stock to be volatile.

    Our quarterly operating results may fluctuate greatly due to numerous factors, including:

    o our reliance on large volume orders from only a few customers for most of our product sales, so we may experience volatility when those orders are filled if we do not then have other orders;

    o  variations in our distribution channels;

    o  the mix of products we sell;

    o  general economic conditions in our target markets;

    o the timing of final product approvals from any major distributor or end user;

    o  the timing of orders from and shipments to major customers;

    o  the timing of new product introductions by us or our competitors;

    o  changes in the pricing policies of our suppliers;

    o  the availability and cost to us of the key components for our products;

    o  the timing of personnel hirings; and

    o market acceptance of our new products or enhanced versions of our existing products.

    These quarterly fluctuations may cause volatility in the price of our common stock, as described in the following paragraph.

    Our common stock price has been extremely volatile, and extreme price fluctuations could negatively affect your investment.

    The market price of our common stock has been extremely volatile. From January 2, 1998 to December 13, 1999, the closing price of our common stock (calculated on the basis of the reverse stock split implemented in January 1999) ranged from a high of $12.38 to a low of $1.25 per share.

    Publicized events and announcements may have a significant impact on the market price of our common stock. For example, the occurrence of any of the following events could have the effect of temporarily or permanently driving down the price of our common stock:

    o  shortfalls in our revenue or net income;

    o the results of trials or the introduction of new products by us or our competitors;

    o  conversions of preferred stock into common stock;

    o market conditions in the telecommunications, technology and emerging growth sectors; and

    o  rumors related to us or our competitors.

    In addition, the stock market from time to time experiences extreme price and volume fluctuations which particularly affect the market prices for emerging growth and technology companies, like Telular, and which often are unrelated to the operating performance of the affected companies. These broad fluctuations may negatively affect your ability to sell your shares at a price equal to or greater than the price you paid for them.
    In addition, a decrease in the price of our common stock could cause it to be delisted from the Nasdaq National Market.

    Sales of common stock issuable on the exercise of outstanding and contemplated options and warrants may depress the price of the common stock.

    As of September 30, 1999, there were options granted to employees and directors to purchase approximately 1,205,000 shares of the Company's common stock. However, options to purchase only 479,000 of these shares were exercisable at that time. The exercise prices for the exercisable options ranges from $1.56 to $92.00 per share, with a weighted average exercise price of $10.64. Options to purchase the remaining 726,000 shares will become exercisable over the next five years. The exercise prices for the options that are not yet exercisable have a weighted average exercise price of $7.71.

    In addition, we expect that in connection with the proposed credit facility with Wells, we will issue Wells warrants to purchase 50,000 shares of common stock at an exercise price equal to 110% of the closing sale price of the common stock on the date the facility is established. In the future we may issue additional shares of common stock, convertible securities, options and warrants.

    The issuance of shares common stock issuable upon the exercise of options or warrants could cause substantial dilution to holders of common stock. It also could negatively affect the terms on which we could obtain equity financing.

    Technology changes rapidly in our industry and our future success will depend on our ability to keep pace with these changes and meet the needs of our customers.

    The telecommunications equipment industry is characterized by rapid technological advances, evolving industry standards, changing customer needs and frequent new product introductions and enhancements. The wireless telecommunications industry also is experiencing significant technological change, such as the transformation of cellular systems from analog to digital. The introduction of products embodying new technologies and the emergence of new industry standards could render our existing products and technology obsolete and unmarketable.

    To succeed, we must timely develop and market new products and enhancements to existing products that keep pace with advancing technological developments and industry standards and that address the needs of customers. We may not be successful in developing and marketing new products and enhancements or we may experience difficulties that prevent development of products and enhancements in a timely manner.
    In addition, our products may fail to meet the needs of the marketplace or achieve market acceptance. Any of these circumstances would seriously harm our results and financial condition.

    We must devote substantial resources to research and development to remain competitive and we may not have the resources to do so.

    For us to be competitive, we must continue to dedicate substantial resources to research and development of new products and enhancements of current and future products as described in the preceding paragraph. We cannot assure you that we will have sufficient resources to fund the necessary research and development or that our research and development efforts will be successful.

    We may face litigation that could significantly damage our business and financial condition.

    In the telecommunications equipment and other high technology industries, litigation increasingly has been used as a competitive tactic by both established companies seeking to protect their position in the market and by emerging companies attempting to gain access to the market. In this type of litigation, complaints may be filed on various grounds, such as:

    o  antitrust;

    o  breach of contract;

    o  trade secret;

    o  copyright or patent infringement;

    o  patent or copyright invalidity; and

    o  unfair business practices.

    If we have to defend ourselves against one or more of these claims, whether or not they have any merit, we are likely to incur substantial expense and management's attention will be diverted from operations. This type of litigation also may cause confusion in the market and make our licensees and distributors reluctant to commit resources to our products. Any of these effects could have a significant negative impact on our business and financial condition.

    In the event that any of our patents or other intellectual property rights were deemed invalid or were determined not to prohibit competing technologies as a result of litigation, our competitive position would be significantly harmed. See Our competitive position will be seriously damaged if we cannot protect intellectual property rights in our technology.

    Certain former holders of our 5% Series A Convertible Preferred Stock believe that we did not issue them enough common stock on conversion of their preferred stock.

    Under the terms of our 5% Series A Convertible Preferred Stock, on
    October 18, 1999, all of the 11,350 outstanding shares of preferred stock automatically were converted into approximately 2.1 million shares of common stock at the minimum conversion price of $8.00 per common share specified in the terms. However, we received notice form two holders of preferred stock, NP Partners and Olympus Securities, Ltd., that they believe that they are entitled to additional shares of common stock because the minimum conversion price did not apply to the automatic conversion. We do not agree with this interpretation and we have notified these holders of our position. NP Partners and Olympus Securities have not indicated the number of additional shares to which they believe they are entitled. However, we have determined that if the minimum conversion price did not apply, all former holders of preferred stock would be entitled to a total of approximately 4.2 million additional shares. If we were required to issue these shares it would cause substantial dilution to our stockholders.

    In order to succeed we must develop markets for our products and we may be unable to do so.

    Our ability to achieve profitability depends on our ability to develop both domestic and international markets for our products and on the acceptance of our products by these markets. We cannot assure you that we will be able to develop adequate markets or generate enough sales to achieve and sustain profitability.

    We rely on third parties to manufacture components for our products.

    We manufacture some of our products and product components in-house. We also use subcontractors to manufacture certain product components, such as cellular transceivers and radio modules, and to assemble some of our products, such as fixed wireless terminals. In the past, we experienced delays in receiving subcontracted components and assembled products which resulted in delays in our ability to deliver products. We may experience similar delays in the future.

    Our inability to obtain sufficient quantities of raw materials and key components when required, or to develop alternative sources of supply if required in the future, could result in delays or reductions in product shipments and increased costs for affected parts. In addition, production capacity restraints at our subcontractors or in our own manufacturing facilities could prevent us from meeting production obligations.

    Delays in product deliveries for any reason or our failure to deliver products could significantly harm customer relationships and result in the loss of potential sales. Delivery delays or failures also could subject us to litigation. We may face litigation that could significantly damage our business and financial condition.

    We depend on Motorola to supply the transceivers for some of our products.

    We currently obtain most of the cellular transceivers we use in some of our products from Motorola, which is one of our major stockholders and competitors. Motorola has agreed to make transceivers available to us based on any transmission technology that Motorola's Cellular Subscriber Group offers, when, as and if these products are offered to the public. Motorola has a right of first refusal to supply all of our transceiver needs on the same terms as we could get from a competitor of Motorola, provided that Motorola manufactures a product comparable to the competitor's and our customer does not specifically request another manufacturer's transceiver. If we are unable to get sufficient quantities of Motorola transceivers, we might have to redesign some of our products. This could increase our costs and cause shipments delays.

    Quality control problems could harm our sales.

    We believe that our products currently meet high standards of quality. We have instituted quality monitoring procedures and we are ISO-9001 compliant. All of our major subcontractors also have quality control procedures in place and are ISO-9001 compliant. However, we and/or our subcontractors may experience quality control problems in the future. If this occurs, the quality of our products could suffer, which could significantly harm product sales.

    We operate in developing markets which may subject us to volatile conditions not present in the U.S.

    Developing countries are some of our largest potential markets. As we expand our operations in these countries, our business and performance could be negatively affected by a variety of factors and conditions that businesses operating in the U.S. generally do not have to contend with, such as:

    o foreign currency exchange fluctuations and instability of foreign currencies;

    o political or economic instability and volatility in particular countries or regions;

    o  limited protection for intellectual property;

    o  difficulties in staffing and managing international operations; and

    o  difficulties in collecting accounts receivable.

    To date, our sales have not been negatively affected by currency fluctuations. We currently require either letters of credit or qualification for export credit insurance underwritten by the U.S. Export-Import Bank or other third party insurers on a substantial portion of our international orders. We also try to conduct all of our international transactions in U.S. dollars to minimize the effects of currency fluctuations. However, as our international operations grow, foreign exchange fluctuations and foreign currency inflation may pose greater risks for us and we may be required to develop and implement additional strategies to mange these risks. If we are not successful in managing these risks our business and financial condition could be seriously harmed.

    Some of our directors may have conflicts of interest that may adversely affect our business.

    Our board of directors currently includes, and we expect that it will continue to include, persons designated by companies with whom we have business relationships. It is possible that the companies that designate these directors, such as Motorola, may be in direct or indirect competition with us or among themselves for business activities or transactions. Although the affected directors may abstain from voting on matters in which Telular's interests and the interests of another company are in conflict, the presence of potential or actual conflicts could affect the process or outcome of board deliberations in ways that would harm our business and financial condition.

    A small number of our existing stockholders exercise significant control over our affairs.

    As of September 30, 1999, our officers and directors, together with entities affiliated with our directors, beneficially owned 32.3% of our common stock (this is assuming that they had actually exercised all stock options that were exercisable within 60 days of November 19, 1999). If these stockholders act together, they have a significant impact on director elections and matters that require stockholder approval, such as a change of control of Telular. Thus, these stockholders may have the ability to direct our affairs in a manner that is beneficial for themselves but harmful to other shareholders.

    Under a shareholders agreement, Motorola has the right to nominate a number of directors that is proportionate to its holding of common stock. As of November 19, 1999, Motorola held 10.1% of our common stock. As long as Motorola holds at least 10% of our outstanding common stock it may nominate at least one director, and as long as it holds at least 20% of our outstanding common stock it may nominate at least two directors. Our other principal stockholders have agreed to vote in favor of each Motorola nominee.